SEC Mail Processing

FEB 28 2023

Washington, DC

23002526

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itau BBA USA Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 Madison Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maurice Dacosta	(212) 845 0644	maurice.dacosta@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

600 Silks Run, Suite 2210	Hallandale Beach	FL	33009
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, MAURICE DACOSTA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ITAU BBA USA SECURITIES, INC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADRIANA L REIS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RE6133999
Qualified in New York County
Commission Expires October 22, 2025

Signature: Maurice Dacosta

Title: FINOP

Notary Public Adriana L. Reis

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Itaú BBA USA Securities, Inc.

Financial Statement
Pursuant to Rule 17a-5 of the Securities and Exchange Act
December 31, 2022

Itaú BBA USA Securities, Inc.
Index
December 31, 2022

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú BBA USA Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itaú BBA USA Securities Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 7, 2023

We have served as the Company's auditor since 2002.

PricewaterhouseCoopers LLP, 600 Silks Run, Suite 2210, Hallandale Beach, FL 33009
T: (305) 438 1800, www.pwc.com/us

Itaú BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	446,185,772
Restricted cash		3,378,197
Receivables from affiliates		5,079,006
Receivable from clearing organizations		66,327,597
Syndicate fees receivable		349,633
Securities failed-to-deliver		2,184,438
Right-of-use asset		16,663,579
Fixed assets and leasehold improvement, at cost, net of accumulated depreciation and amortization of $5,520,922		4,396,626
Deferred tax assets, net		12,029,635
Current tax receivable		1,239,161
Deferred rent		2,792,162
Prepaid expenses		3,719,910
Other assets		752,755
Total assets	$	565,098,471
Liabilities and Stockholder's Equity		
Liabilities		
Securities failed-to-receive	$	2,184,438
Lease liability		55,496,427
Payables to affiliates		1,875,018
Accounts payable and accrued expenses		16,870,456
Total liabilities		76,426,339
Stockholder's Equity		
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		439,448,577
Retained earnings		49,223,455
Total stockholder's equity		488,672,132
Total liabilities and stockholder's equity	$	565,098,471

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third-party broker-dealer.

2. Significant Accounting Policies

Cash and Restricted Cash

Cash consists of cash held on deposit at banks. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits. Amounts included in restricted cash represent those required to be set aside by contractual agreements associated with the Company's lease at the GM building.

Cash	$	446,185,772
Restricted cash		3,378,197
Total cash and restricted cash	$	449,563,969

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Concentrations of Credit Risk

The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Industry Concentration Risk

The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers and a third-party clearing broker. This concentration arises in the normal course of the Company's financing activities.

Income Taxes

Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of tax carryback or carryforward periods, the reversal of deferred tax liabilities, tax

planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, and New York City and a separate return in Connecticut and Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. In line with ASC 718 these stock-based classified awards are remeasured at the end of the reporting period based on the current market value. All stock-based compensation plans established are by Itaú Unibanco and correspond to awards that will be settled in cash amounts based on the market value of shares of Itaú Unibanco.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, and as a result, concluded any expected credit losses are immaterial.

3. Fixed Assets

A summary of the components of fixed assets at December 31, 2022 is as follows:

Leasehold improvements	8,361,730
Equipment	1,253,552
Furniture and fixtures	302,267
	9,917,549
Accumulated depreciation and amortization	(5,520,922)
	$ 4,396,626

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined by the SEC and FINRA. At December 31, 2022, the Company had net capital of $454,676,771, which was $454,426,771 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing brokers. The Company also receives transaction-based compensation for identifying potential merger and acquisition opportunities for clients. **The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers.** The Company has claimed an exemption from SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") under section (k)(2)(i) and (ii). The Company also files an exemption report for the Company's other business activities contemplated by **Footnote 74 of the SEC Release No. 34-70073.**

5. Receivable from and Payable to Customers, Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2022, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,184,438	$ 2,184,438
Broker-Dealers and clearing organizations	66,327,597	-
Total	$ 68,512,035	$ 2,184,438

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the Statement of Financial Condition. See Note 13 for further details on related party transactions.

6. Income taxes

The Company's results of operations are included in a standalone U.S. federal tax return. The Company computes its provision for income taxes on a separate company basis. The Company files several combined state and local tax returns in addition to various standalone state returns. The Company computes its provision / (benefit) for income taxes using the benefit for loss basis as described in Note 2 above.

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:		
Lease Liability	$	13,036,521
Deferred compensation		3,117,271
Depreciation and amortization		521,892
Net operating losses		30,945
Gross deferred tax assets		16,706,629
Deferred tax liabilities:		
Deferred Rent		(655,900)
Right-of-use asset		(4,021,094)
Gross deferred tax liabilities		(4,676,994)
Net deferred tax assets	$	12,029,635

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2022, the Company does not have a valuation allowance recorded against its deferred tax assets.

The Company's federal, New York City, Connecticut, and Massachusetts tax returns for 2019 and later are open to examination by the taxing authorities of each respective jurisdictions. The Company's California tax returns for 2018 and later are open for examination. The Company's New York State tax returns for 2016 and later are open for examination.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent, Itaú-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3-year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are converted to Phantom Shares, linked to LIBOR and payable in three annual payments over the next three years. This is the final year of LIBOR linked compensation. Deferral amounts are also granted to certain MDs elected to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment. Total deferred bonus obligations as of December 31, 2022 under this program was $2,388,549. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2022 Statement of Financial Condition.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itaú Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, under the terms of the Program, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 150%. Own refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire, they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itaú Unibanco preferred shares at the December 31, 2022. The Company recorded a compensation expense relating to share-linked instruments of $3,952,061.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

Minimum future lease commitments under non-cancelable leases at December 31, 2022 are as follows:

Year	Amount
2023	$ 10,154,216
2024	9,661,217
2025	7,462,425
2026	9,099,560
2027	9,099,560
Thereafter	18,199,120
Total commitments	**$ 63,676,098**

The Company has collateralized a stand-by letter of credit issued by a third-party bank with a certificate of deposit due in September 2023 which is on deposit with the landlord of $3,364,634. This item is recorded in restricted cash on the Statement of Financial Condition.

The Company has future commitments for deferred bonuses totaling $2,388,549 as of December 31, 2022, as disclosed in Note 8.

11. Leases

The Company have two material leases. The Company leases an office at 540 Madison Avenue ("Madison"). The Company recognizes a lease liability and a right of use (ROU) asset at the assignment date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease terms is 22 months.

The Company recorded a lease liability of $12,753,663, and a ROU asset of $12,753,663 at the assignment date of the lease. Lease liability and ROU asset for the year ended December 31, 2022 was $4,642,975 and $4,642,975 respectively, included in the Statement of Financial Condition.

The Company leases an office space at 767 Fifth Avenue ("GM"). The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rates of this lease are not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease terms is 7 years.

ROU asset and lease liability for the GM lease for the year ended December 31, 2022 was $12,020,604 and $50,853,452 respectively, included in the Statement of Financial Condition.

In June 2022, the Company received and accepted an offer to sublease the remaining half of the floor at the GM building. Sublease income for the year ended December 31, 2022 was $2,741,186, which is included in the Other income line of the Statement of Income. The remaining half of the floor is currently unoccupied and is available for rent.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third party clearing broker and affiliates, which are not reflected in these financial statements (except for failed-to-deliver and failed-to-receive) , who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing broker, the Company believes

there is no maximum amount assignable to this right. At December 31, 2022, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itaú Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itaú Unibanco. There were no transactions denominated in foreign currencies during the year.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2022:

Assets	
Cash	$ 227,762
Total cash	**227,762**
Receivables from affiliates	5,079,006
Total receivables	**5,079,006**
Liabilities	
Payables to affiliates	1,875,018
Total liabilities	**$ 1,875,018**

14. Legal Proceedings

The Company is involved in one lawsuit concerning matters arising in connection with the conduct of the Company's businesses. With respect to these proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information and on consultation with its legal counsel that the outcomes of any matters will have material adverse effect on the Company's financial statements.

15. Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date through February 7, 2023, the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require recognition or disclosure in the financial statement.